UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER (12) G OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number of issuing entity: 333-141930-07
SLM STUDENT LOAN TRUST 2008-3
(Exact Name of issuing entity as specified in its charter)
Commission File Number of depositor: 333-141930
SLM FUNDING LLC
(Exact Name of Registrant as Specified in its Charter)
12061 Bluemont Way
Reston, VA 20190
703/984-6419
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
SLM Student Loan Trust 2008-3
Student Loan-Backed Notes

(Title of each class of securities covered by this form)
$332,000,000 Floating Rate Class A-1 Student Loan-Backed Notes
$225,125,000 Floating Rate Class A-2 Student Loan-Backed Notes
$425,000,000 Floating Rate Class A-3 Student Loan-Backed Notes
$30,374,000 Floating Rate Class B Student Loan-Backed Notes
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☐	Rule 12h-3 (b) (1) (i)	☑
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date: 15

Pursuant to the requirements of the Securities Exchange Act of 1934, SLM Student Loan Trust 2008-3 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SLM STUDENT LOAN TRUST 2008-3

	By:	SALLIE MAE, INC., the Administrator

	By:	/s/ JONATHAN C. CLARK

	Name:	Jonathan C. Clark
Date: January 16, 2009	Title:	Senior Vice President and Treasurer